                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D/A

                Under the Securities Exchange Act of 1934
                            (Amendment No.7 )*



                          RF POWER PRODUCTS, INC
        ---------------------------------------------------------
                             (Name of Issuer)

                       COMMON STOCK, $.01 PAR VALUE
              ------------------------------------------
                      (Title of Class of Securities)

                                749553 10 3
                     -------------------------------
                              (CUSIP Number)

                           Ronald H. Deferrari
                            Plasma-Therm, Inc.
                        9509 International Court
                        St. Petersburg, FL  33716
                              (813) 577-4999
           ----------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               May 31, 1996
                    -----------------------------------
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

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Check the following box if a fee is being paid with the statement /  /.
(A fee is not required only if the reporting person : (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 5 Pages
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                               SCHEDULE 13D
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CUSIP NO. 749553 10 3                                    Page 2 of 5 Pages
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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RONALD H. DEFERRARI
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) / /
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*
        N/A - Shares of Common Stock were sold
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)
        /  /
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
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                        7   SOLE VOTING POWER
      NUMBER OF
       SHARES               960,705
     BENEFICIALLY---------------------------------------------------------
      OWNED BY          8   SHARED VOTING POWER
        EACH                0
     REPORTING -----------------------------------------------------------
       PERSON           9   SOLE DISPOSITIVE POWER
        WITH
                            960,705
               -----------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            0
- --------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        960,705
- --------------------------------------------------------------------------
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                    / /
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.94%
- --------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        IN
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
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                                SCHEDULE 13D

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CUSIP No. 749553 10 3                                    Page 3 of 5 Pages
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   The undersigned, Ronald H. Deferrari ("Mr. Deferrari"), hereby amends and restates his Schedule 13D filing dated July 24, 1992 and Amendment No. 1 dated November 14, 1994, Amendment No. 2 dated July 13, 1995, Amendment No. 3 dated August 31, 1995, Amendment No. 4 dated September 30, 1995, Amendment No. 5 dated February 29, 1996 and Amendment No. 6 dated April 30 thereto.

ITEM 1. SECURITY AND ISSUER.

        The title of the class of equity securities to which this statement relates is the common stock, $.01 par value (the "RFPP Common Stock"), of RF Power Products, Inc., a New Jersey corporation ("RFPP"). The principal executive offices of RFPP are located at 136 Route 73, Voorhees, New Jersey, 08043.

ITEM 2. IDENTITY AND BACKGROUND.

        This statement is being filed by Ronald H. Deferrari, a United States citizen.

        The present principal occupation of Mr. Deferrari is Chairman of the Board, Chief Executive Officer and Treasurer of Plasma-Therm, Inc. ("Plasma-Therm") and his principal business office is 9509 International Court, St. Petersburg, Florida, 33716.

        During the last five years, Mr. Deferrari has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, Mr. Deferrari has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On July 24, 1992, Plasma-Therm spun-off its subsidiary, RFPP, by distributing pro rata all of the RFPP Common Stock to the holders of record of Plasma-Therm common stock on the record date set for the distribution (the "spin-off"). Mr. Deferrari acquired the RFPP Common Stock pursuant to the spin-off as a result of his status as a Plasma-Therm shareholder on the record date.
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                                SCHEDULE 13D

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CUSIP No. 749553 10 3                                    Page 4 of 5 Pages
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ITEM 4. PURPOSE OF TRANSACTION.

        As set forth in Item 3, Mr. Deferrari acquired the RFPP Common Stock pursuant to the spin-off. In order to effectuate the spin-off, RFPP and Plasma-Therm entered into an Agreement and Plan of Reorganization which provided, inter alia, for the distribution of one share of RFPP Common Stock for each share of Plasma-Therm common stock held on the record date. Mr. Deferrari is Chairman of the Board, Chief Executive Officer and Treasurer of Plasma-Therm.

        At the present time, Mr. Deferrari has no specific plans or proposals that relate to or would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D. At present time, Mr. Deferrari is not a controlling person or affiliate of RFPP. Mr. Deferrari currently plans to dispose of additional shares of RFPP Common Stock in routine open market sales.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Deferrari currently owns beneficially 960,705 shares of RFPP Common Stock, which constitutes 7.94% of the RFPP Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1). The undersigned has been advised that at May 31, 1996, RFPP had 12,104,909 shares of Common Stock outstanding.

        (b) Mr. Deferrari has sole power to vote and dispose of all of such shares.

        (c) From May 1, 1996 through May 31, 1996, Mr. Deferrari sold an aggregate of 189,000 shares of RFPP Common Stock in routine open market transactions. There were numerous separate transactions, at prices between $5.375 and $8.125 per share.

        (d)   Not applicable.

        (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        None.


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                                SCHEDULE 13D

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CUSIP No. 749553 10 3                                    Page 5 of 5 Pages
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                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         June 7, 1996
                                         ----------------------------
                                         Date


                                         /s/ Ronald H. Deferrari
                                         ----------------------------
                                         RONALD H. DEFERRARI